SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of November 2012

CGG-Veritas

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Launches BroadSource for a Ghost-Free

BroadSeis Broadband Marine Solution

Paris – November 7, 2012 – CGGVeritas announced today the commercial launch of BroadSource™, its broadband marine seismic source. BroadSource is a natural complement for BroadSeis™, its industry-proven broadband marine seismic solution, to produce unrivalled images of the subsurface.

BroadSource combines a synchronized multi-level source with processing algorithms that fit seamlessly into the BroadSeis workflow to fill the source ghost notch. This innovative approach generates the same low frequencies as a deep-towed conventional source and extends the spectrum to higher frequencies, providing better resolution and clearer images of the subsurface.

BroadSource reinforces the benefits of BroadSeis to deliver the ultimate in high-resolution, broad-bandwidth, ghost-free seismic data, achieving a bandwidth of 2.5-200Hz. The combination further improves BroadSeis image quality with a sharper broadband wavelet which clearly resolves thin beds. The best-in-class low-frequency content reveals geological details, such as layering and subtle facies and fluid variations.

BroadSource has already seen successful precommercial deployment with impressive results for a BroadSeis survey conducted this summer for Lundin Petroleum in the Norwegian sector of the North Sea. The new broadband source will be gradually deployed on the BroadSeis fleet on demand.

Jean-Georges Malcor, CEO, CGGVeritas, said: “In the rapidly evolving marine acquisition market, CGGVeritas confirms its broadband seismic commitment and leadership. BroadSource is already generating considerable interest after a promising pre-commercial survey and will ensure that BroadSeis continues to be the benchmark broadband marine solution.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:
Investor Relations:	Group Communications:
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail: media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique – Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 7th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP